UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTURA CORPORATION

(Name of Subject Company)

TEXTURA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

883211 104

(CUSIP Number of Class of Securities)

Ryan Lawrence

Textura Corporation

1405 Lake Cook Road

Deerfield, Illinois 60015

(847) 457-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William R. Kucera

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is Textura Corporation, a Delaware corporation (“Company,” “Textura,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 1405 Lake Cook Road, Deerfield, Illinois 60015. The Company’s phone number is (847) 457-6500.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is Textura’s common stock, par value $0.001 per share (“Common Stock” or “Shares”). As of April 26, 2016, there were 26,253,884 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

Textura is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.texturacorp.com. The information on the Company’s website is not considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”) and a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”) and a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all the issued and outstanding Shares at a purchase price of $26.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes (“Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (“SEC”) on May 12, 2016, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2016 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 28, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (“Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a subsidiary of Oracle (“Surviving Corporation”). At the effective time of the Merger (“Effective Time”), each outstanding Share (other than (i) Shares that are owned by the Company as treasury stock or owned by Oracle, Parent or Purchaser, or any subsidiary of the Company and (ii) Shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive an amount per Share equal to the Offer Price paid in the Offer (the “Merger Consideration”).

In connection with the Merger, the unvested portion of each Company stock option (“Option”) and each Company restricted stock unit (“Restricted Stock Unit”) (each, an “Equity Award”) that is outstanding immediately prior to the Effective Time and held by a person who is an employee of the Company or any subsidiary of the Company (an “Employee”) as of immediately prior to the Effective Time will be assumed by Oracle and converted automatically into an option or restricted stock unit, as the case may be, denominated in shares of Oracle common stock as set forth in Item 3 of this Statement under the heading “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards.” Notwithstanding the foregoing, the vested portion of each Equity Award that is outstanding immediately prior to the Effective Time will not be assumed by Oracle but will instead be cancelled and extinguished. In exchange for any such cancelled Equity Award, the former holder of such cancelled Equity Award will receive an amount of cash equal to the product of (x) the aggregate number of Shares subject to such cancelled Equity Award immediately prior to the Effective Time and (y) the Offer Price less, in the case of a cancelled Option, the aggregate exercise or purchase price of the vested portion of such Option. A vested Option which has a per share exercise or purchase price that exceeds the Offer Price will be cancelled without any payment being made to the former holder. The unvested portion of each outstanding Equity Award held by a person who is not an Employee will not be assumed by Oracle and will be cancelled and extinguished for no consideration.

The Merger Agreement governs the contractual rights among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle, in relation to the Offer, the Merger, and the transactions contemplated therein. The Merger Agreement has been included as an exhibit to this Statement to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent, Purchaser or Oracle, in the Company’s or Oracle’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, Purchaser or Oracle. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, Purchaser or Oracle, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 500 Oracle Parkway, Redwood City, California 94065, (650) 506-7000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or as otherwise incorporated by reference herein, as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or Oracle, or their respective executive officers, directors or affiliates.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent, Purchaser and Oracle

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. See “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” above for a description of the limitations on relying on the terms of the Merger Agreement.

Confidentiality Agreement

The Company and Oracle are parties to a confidentiality agreement (“Confidentiality Agreement”) effective as of December 21, 2015. The Confidentiality Agreement provides, among other things, that, in connection with a possible strategic transaction, each of Oracle and the Company may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party, as well as the fact that discussions between the two parties are taking place concerning the transaction and any other terms and facts regarding the transaction confidential, and will not disclose such information to any other person (except to its respective representatives who are informed by that party of the confidential nature of such information) without the consent of the other party.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and Oracle are parties to an exclusivity agreement (“Exclusivity Agreement”) dated as of April 18, 2016 whereby, in connection with discussions regarding a possible transaction between the Company and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Oracle agreed that, from April 18, 2016 through 5:00am Pacific time on April 28, 2016, the Company, its subsidiaries and representatives (1) would suspend and not pursue or engage in further substantive discussions or negotiations regarding a possible acquisition of the Company by a third party and (2) would not (a) solicit, initiate, or encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition (as defined in the Exclusivity Agreement) or (b) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity with respect to a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto, respectively, and incorporated herein by reference.

Tender and Support Agreements

On April 28, 2016, Parent and Purchaser entered into tender and support agreements (“Tender and Support Agreements”) with Northwater Capital Inc. (“Northwater”), Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, Northwater Intellectual Property Fund L.P. 3A, Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan and Robert P. Wayman (each a “Supporting Stockholder”), pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. The Tender and Support Agreements terminate on the earlier to occur of (i) the valid termination of the Merger Agreement, (ii) the Effective Time and (iii) the date of certain amendments to the Merger Agreement or the Offer. Excluding Shares underlying Company Compensatory Awards, as of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 5,750,690 Shares (or approximately 21.4% of all Shares outstanding as of April 26, 2016). Including Shares which may be issued as Company Compensatory Awards and warrants to purchase Shares which are exercisable for or may become vested and settled for Shares within 60 days of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,631,850 Shares as of April 28, 2016 (or approximately 23.9% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of April 26, 2016). The summary of the Tender and Support Agreements contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(4)(iii) hereto.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of May 12, 2016, none of Oracle, Parent or Purchaser beneficially owned any shares of Common Stock, except for shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Special Committee and the Board were aware of these interests. The Special Committee considered these interests, along with other matters, in evaluating and unanimously recommending the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board for approval and adoption. The Board also considered these interests, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

In addition to the Tender and Support Agreements described in this Statement, the following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the transactions contemplated by the Merger

Agreement. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Company’s 2008 Stock Incentive Plan (“Company Stock Incentive Plan”), the Company’s 2013 Long-Term Incentive Plan (“Company Long-Term Incentive Plan”) (collectively, the Company Stock Plans”), the letter agreement between David Habiger and the Company, the form of the Company’s option agreement, restricted stock unit agreement, executive officer employment agreement and indemnification agreement with directors and executive officers, copies of which are exhibits hereto, each of which is incorporated herein by reference.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, under the terms of the Merger Agreement, they would receive the same Offer Price per Share on the same terms and conditions as the other stockholders of the Company. As of April 26, 2016, those executive officers and directors of the Company set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 5,751,289 Shares (excluding for this purpose shares of Common Stock underlying Equity Awards, which are set forth in the tables below). If the executive officers and directors were to tender all 5,751,289 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $149,533,514 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Equity Awards under the Merger Agreement, assuming there is no right to change in control benefits under the employment arrangements, which are discussed separately below under the section “Agreements or Arrangements with Executive Officers of the Company—Employment and Change of Control Arrangements.”

Consideration for Stock Options and Restricted Stock Units

The Merger Agreement provides that the unvested portion of each Equity Award that is outstanding immediately prior to the Effective Time and that is held by an employee of the Company or any of its subsidiaries immediately prior to the Effective Time will be assumed by Oracle and converted automatically at the Effective Time into an option or restricted stock unit, as the case may be, denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (each such assumed unvested portion of an Equity Award, an “Assumed Company Award”), except that (i) the number of shares of Oracle common stock that will be subject to each such Assumed Company Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the per share Merger Consideration and the denominator of which is the average closing price of Oracle common stock on the NYSE over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share) and (ii) if applicable, the exercise or purchase price per share of each such Assumed Company Award will equal (x) the per share exercise or purchase price of each such Assumed Company Award divided by (y) the Award Exchange Ratio (rounded upwards to the nearest whole cent). At the Effective Time, each Company Stock Plan pursuant to which any Assumed Company Award has been granted will be assumed by Oracle.

The vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by this Agreement) of each outstanding Equity Award that is outstanding immediately prior to the Effective Time (each such vested portion of an Equity Award, a “Cashed Out Equity Award”) will not be assumed by Oracle but will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of any such Cashed Out Equity Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Common Stock subject to such Cashed Out Equity Award immediately prior to the Effective Time and (y) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Equity Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Equity Award Payments”). From and after the Effective Time, any such Cashed Out Equity Award will no longer be exercisable by the former holder thereof or settleable in Shares, but will entitle such holder only to the payment of the Equity Award Payment. Any Cashed Out Equity Award that has an exercise price or purchase price equal to or greater than the Merger Consideration will be cancelled without any consideration therefor. The Equity Award Payments will be paid as soon as practicable following the Effective Time, without interest.

The unvested portion of each Equity Award that is outstanding immediately prior to the Effective Time and that is held by a person who is not an employee of the Company or any of its subsidiaries (each such unvested portion of an Equity Award, a “Terminated Equity Award”) will not be assumed by Oracle but will, immediately prior to the Effective Time, be cancelled and extinguished for no consideration. From and after the Effective Time, any such Terminated Equity Award will no longer be exercisable by the former holder thereof or settleable in shares.

The Company maintains the 2014 Employee Stock Purchase Plan (the “ESPP”) for employees of the Company and its subsidiaries. The Company will take such action as may be necessary under the ESPP, to (i) terminate all purchase periods under the ESPP as of the last day of the Company’s first payroll period ending after the date of this Agreement (the “Final Exercise Date”); (ii) provide that no further purchase periods will commence under the ESPP on or following the Final Exercise Date; and (iii) terminate the ESPP as of the Final Exercise Date, subject to the Closing. Each outstanding right under the ESPP on the Final Exercise Date will be exercised on such date for the purchase of Common Stock in accordance with the terms of the ESPP. An executive officer who has purchased Common Stock through the ESPP and who tenders such Shares pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming (i) all vested Options are exercised, (ii) all vested Restricted Stock Units are settled for Shares, and (iii) all listed Shares are vested, outstanding, and exercisable or outstanding and entitled to be settled for Shares, as applicable, as of April 26, 2016. There are no Options or Restricted Stock Units which provide for immediate acceleration of vesting upon a change in control (“single trigger” awards). There are no vested Restricted Stock Units outstanding as of April 26, 2016 because Restricted Stock Units are settled by the delivery of Shares as soon as administratively feasible after vesting.

Executive Officer/Director	Shares Held (excluding Equity Awards) (#)	Value of Shares Held ($)	Shares Underlying Vested Options (#)	Value of Shares Underlying Vested Options ($) (10)	Aggregate Value for Equity ($)
David Habiger (1)	20,737	539,162	19,300	168,677	707,839
Jillian Sheehan	40,031	1,040,806	220,003	2,242,468	3,283,274
David Kelly (2)	29,188	734,188	85,075	819,983	1,554,171
Michael Antis	33,189	862,914	80,927	548,012	1,410,926
Ryan Lawrence	9,765	253,890	25,890	176,400	430,290
Ryan Powers	599	15,574	1,574	—	15,574
Gregory J. Besio (3)	13,192	342,992	19,300	168,677	511,689
Matthew J. Botica (4)	78,330	2,036,580	19,300	168,677	2,205,257
Edward K. Chandler (5)	53,191	1,382,966	19,300	168,677	1,551,643
R. Michael Murray, Jr. (6)	320,940	8,344,440	86,002	905,385	9,249,825
Gen. Peter Pace (7)	8,192	212,992	19,300	168,677	381,669
David G. Patterson (8)	4,884,200	126,989,200	19,300	168,677	127,157,877
Robert P. Wayman (9)	259,735	6,753,110	83,336	837,794	7,590,904

(1)	Includes 7,937 shares of Common Stock and warrants to purchase 12,800 shares of Common Stock. Does not include 2,350 Restricted Stock Units granted to Mr. Habiger on May 4, 2015 as compensation for his service as a director for the Company’s fiscal year ending December 31, 2015, and 81,316 Restricted Stock Units also granted to Mr. Habiger on May 4, 2016 as compensation for his service as the Company’s interim Chief Executive Officer (a total of 83,146 Restricted Stock Units) that, in each case, vested in full on May 4, 2016. At the merger consideration of $26.00 per Share, the value of the Shares underlying the value of the Restricted Stock Units that vested on May 4, 2016 is $2,179,996.
(2)	Includes 28,238 shares of Common Stock and 950 shares of Common Stock owned by the Julie A. Kelly Revocable Trust.
(3)	Does not include 2,530 Restricted Stock Units granted to Mr. Besio on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780.
(4)	Includes 8,192 shares of Common Stock; and 64,694 shares of Common Stock and warrants to purchase 5,44 shares of Common Stock owned by Botica Delta Trust of which Mr. Botica serves as trustee. Does not include 2,530 Restricted Stock Units granted to Mr. Botica on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780.
(5)	Includes 29,160 shares of common stock and; 2,955 shares of common stock owned by Mr. Chandler’s children; and 21,076 shares of common stock owned by the Edward K. Chandler 1976 Trust of which Mr. Chandler serves as co-trustee. Does not include 2,530 Restricted Stock Units granted to Mr. Chandler on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780.
(6)	Includes 124,401 shares of common stock, warrants to purchase 13,510 shares of common stock; and 161,809 shares of common stock and warrants to purchase 21,220 shares of common stock owned by family limited partnerships controlled by Mr. Murray. Does not include 2,530 Restricted Stock Units granted to Mr. Murray on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780.
(7)	Does not include 2,530 Restricted Stock Units granted to General Pace on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780

(8)	Includes 4,876,008 shares of common stock and warrants to purchase shares of common stock owned by Northwater and its affiliated funds, of which 147,202 shares of common stock and warrants to purchase 13,018 shares of common stock are owned by Northwater; 2,711,413 shares of common stock are owned by Northwater Intellectual Property Fund LP 1; 633,146 shares of common stock and warrants to purchase 214,721 shares of common stock are owned by Northwater Intellectual Property Fund LP 2; and 924,537 shares of common stock and warrants to purchase 231,971 shares of common stock are owned by Northwater Intellectual Property Fund LP 3A. In addition, Mr. Patterson holds 8,192 shares of common stock. Mr. Patterson is the president of Northwater and exercises investment and voting control over all of the shares owned by Northwater and its affiliated funds and, accordingly, may be deemed to be the beneficial owner of such shares. Does not include 2,530 Restricted Stock Units granted to Mr. Patterson on May 4, 2014 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780. Pursuant to an agreement between Mr. Patterson and Northwater Capital Management Inc. (“NMCI”), NMCI is entitled to all economic benefits of restricted stock units and stock options granted to Mr. Patterson in his capacity as a director of the Company, and Mr. Patterson disclaims beneficial ownership of such restricted stock units and stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest Mr. Patterson may have therein resulting from his ownership interest in NCI, and NCI’s ownership interest in NCMI.
(9)	Includes 60,738 shares of common stock; and 151,451 shares of common stock and warrants to purchase 47,546 shares of common stock owned by a trust of which Mr. Wayman is trustee. Does not include 2,530 Restricted Stock Units granted to Mr. Wayman on May 4, 2015 that vested in full on May 4, 2016; at the merger consideration of $26.00 per Share, the value of the Shares underlying the Restricted Stock Units that vested on May 4, 2016 is $65,780.
(10)	Value was determined by multiplying the number of Shares underlying vested Options by the difference between $26.00 and the Option’s exercise price and rounding to the nearest whole number and assumes the individual will exercise his vested Options in connection with the Transactions. If an Option’s exercise price exceeded $26.00, no value was attributed to that Option. In the case of the non-management directors (Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, and Robert P. Wayman) and Mr. Habiger, does not include 7,147 Options granted to each of them on May 4, 2015 with an exercise price of $27.67 per Share that vested in full on May 4, 2016. At the merger consideration of $26.00 per Share, the value of the Shares underlying the Options that vested on May 4, 2016 is $185,822 for each non-management director. However, because the exercise price per Share for these Options exceeds the merger consideration per Share, under the Merger Agreement, these Options will be cancelled without any payment to them.

Agreements or Arrangements with Executive Officers of the Company

Employment and Equity Award Agreements

David Habiger. On May 4, 2015, the Company entered into a letter agreement with David Habiger (the “Habiger Offer Letter”), which provides that he will be employed by the Company on an “at will” basis. The Habiger Offer Letter does not provide for severance or change in control payments nor does it provide for the accelerated vesting of any Equity Award upon a change in control.

Jillian Sheehan, David Kelly, Michael Antis, and Ryan Lawrence. The Company entered into an employment agreement with Jillian Sheehan on April 5, 2013 (the “Sheehan Employment Agreement”), with David Kelly on April 9, 2013 (the “Kelly Employment Agreement”), with Michael Antis on April 16, 2013 (the “Antis Employment Agreement”), and with Ryan Lawrence on April 16, 2013 (the “Lawrence Employment Agreement”). Except for title and the amount of base salary, the terms of their employment agreements are substantially the same. Each of their employment agreements continues until the termination of employment of the executive pursuant to the terms of the agreement. Each of their employment agreements specifies that, if the Company terminates the executive’s employment other than for cause, or he or she terminates for good reason, in each case during the 24 month period following a change in control of the Company, the executive will receive (a) salary continuation for 24 months, (b) a bonus payment for the year of termination equal to two times the greater of the target bonus for the year of termination or the average bonus received for the last three completed fiscal years prior to the year of termination, (c) 24 months of medical, dental and vision coverage at the same cost to the executive as in effect on the day of his or her termination, (d) vesting of any outstanding equity and equity-based awards (other than awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and an extended period following termination of employment in which to exercise Options (the lesser of 24 months following or the expiration of the Option) and (e) outplacement services with a value not to exceed $25,000. Severance benefits are generally conditioned on the executive’s execution and delivery of a release of claims. “Cause” is generally defined as willful and continued failure to satisfactorily perform the executive’s duties after a written demand from us, willful misconduct or dishonesty, which injures the Company, engaging in egregious misconduct involving serious moral turpitude, the executive’s refusal or failure to substantially comply with our rules, policies or code of business conduct, commission of an act that could result in his or her disqualification from being employed by the Company, failure to cooperate in any internal investigation or external proceeding, or conviction or plea of no contest to a felony or other crime involving moral turpitude. “Good reason” is generally defined as a material diminution in base compensation, authority, duties or responsibilities, a change in the location at which the executive must work for the Company to a location outside of the Chicago metropolitan area or a material breach by us of the employment agreement. A termination is only treated as a termination for good reason if the executive provides notice to the Company within 90 days of the initial existence of a condition constituting good reason, the Company fails to cure such condition within 30 days following such notice and the executive terminates his or her employment within six months of the initial existence of such condition. Under the employment agreements, the Company has the right to reduce any payments to the executive in the event that any payments that would otherwise be made pursuant to the employment agreement or any other agreement between the Company and the executive would be subject to the excise tax imposed pursuant to Sections 280G and 4999 of the Code by reason of being contingent on a change in control. However, the Company will only have the right to reduce such payments if, as a result of such reduction, the executive would receive a net after-tax payment amount that is greater than the amount the executive would receive if no reductions were made and the executive had to pay such excise tax. The employment agreement includes confidentiality provisions of an unlimited duration and non-competition, non-solicitation and non-disparagement restrictive covenants that extend for a period of one year following termination of the executive’s employment.

Ryan Powers. On May 29, 2013, the Company entered into a letter agreement with Ryan Powers (the “Powers Offer Letter”), which provides that he will be employed by the Company on an “at will” basis. The Powers Offer Letter does not provide for severance or change in control payments nor does it provide for the accelerated vesting of any Equity Award upon a change in control.

Acceleration of Equity Awards Upon A Change of Control

Company Stock Incentive Plan. No further awards may be made under the Company Stock Incentive Plan. No Restricted Stock Units remain outstanding under the Company Stock Incentive Plan and all Options granted under the Company Stock Incentive Plan to named executive officers are fully vested. Accordingly, except as provided below, no awards granted under the Company Stock Incentive Plan will be accelerated upon, or as a result of, the Offer or the Merger.

Company Long-Term Incentive Plan. The Company Long-Term Incentive Plan provides that unless an award holder’s termination of employment or service is due to the award holder’s death or disability, the unvested portion of the award will immediately expire and be forfeited upon the award holder’s termination of employment with the Company and Related Companies. The Company Long-Term Incentive Plan further provides that the effect of a change in control on outstanding awards is to be specified at the time of grant or otherwise in accordance with the terms of the Company Long-Term Incentive Plan. No outstanding awards made under the Company Long-Term Incentive Plan contain special provisions that apply in the event of a change in control. Accordingly, except as provided below, no awards granted under the Company Long-Term Incentive Plan will be accelerated upon, or as a result of, the Offer or the Merger.

Acceleration of Equity Awards Upon a Change of Control Under Employment Agreements. As described above, each of the employment agreements between the Company and Ms. Sheehan, Mr. Kelly, Mr. Antis, and Mr. Lawrence provide that if the executive’s employment is terminated by the Company other than for cause, or if he or she terminates for good reason, in each case during the 24 month period following a change in control of the Company, the executive will receive full vesting of any outstanding equity and equity-based awards (other than awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Code) and an extended period following termination of employment in which to exercise Options (the lesser of 24 months following or the expiration of the Option).

Agreements or Arrangements with Directors of the Company

Under the Company’s directors compensation policy, each non-management director of the Company receives an annual cash retainer of $30,000. The lead director/independent chairman receives an additional annual fee of $20,000. The chairman of the audit, compensation, and nominating and corporate governance committees receives an additional annual fee of $20,000, $10,000, and $7,500, respectively. The other members of those committees receive an additional annual fee of $7,500, $5,000, and $2,500, respectively. The chairman of the Special Committee receives an additional monthly fee of $20,000, and each other member of the Special Committee receives an additional monthly fee of $10,000, for each month or partial month that such person serves as chairman or a member of the Special Committee, as applicable. We also reimburse our non-management directors for travel expenses in connection with their attendance at Board and committee meetings. In addition, each non-management director receives an annual grant of Restricted Stock Units with a grant date fair value of $70,000 and an annual grant of Options with a grant date fair value of $70,000. The Equity Awards vest one year from their effective grant dates and the Options expire on the tenth anniversary of their grant dates. The most recent Equity Awards granted to our non-management directors vested on May 4, 2016. There are no outstanding Equity Awards that are unvested.

Kristi Ross joined the Board on February 22, 2016. Instead of receiving a pro rata share of the annual equity grants described above, the Compensation Committee of the Board and the Board approved a cash payment to Ms. Ross in the amount of $26,849 (calculated as follows: $140,000 / 365 x 70) for her services during the period February 22, 2016 to May 2, 2016 (the date of the Company’s annual stockholders meeting). Ms. Ross also received a pro rata portion of the annual cash retainer during such period.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that, from and after the Closing Date, in the case of employees of the Company or its Subsidiaries immediately before the Effective Time who continue employment with the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time (“Continuing Employees”), Parent will use reasonable efforts to cause the service of each such Continuing Employee with the Company and its subsidiaries prior to the Closing Date to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Corporation, or any of their respective affiliates as if such service were with Parent, Oracle, the Surviving Corporation or any of their respective affiliates to the same extent for participants generally under the applicable plan of Parent, Oracle, the Surviving Corporation or any of their respective affiliates, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits.

The Merger Agreement also provides that unless otherwise directed in writing by Parent at least ten (10) business days prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer, the Company and each subsidiary thereof will take all actions necessary to effect the termination of any and all employee benefits plans of the Company that are 401(k) plans, and to terminate all employees’ rights to make contributions to such plans effective as of the business day immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer.

The Merger Agreement further provides that from and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) in which any Continuing Employee is or becomes eligible to participate, Parent will use reasonable efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such Parent Benefit Plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Closing Date; and (ii) provide each Continuing Employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the same calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

As of the date of this Statement, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Oracle, Parent, Purchaser or their affiliates to provide continuing employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with Oracle, Parent, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Oracle, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Pursuant to the Merger Agreement, from and after the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (1) each indemnification agreement set forth on the disclosure schedule to the Merger Agreement between the Company or any of its Subsidiaries and any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries; and (2) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement; provided that such obligations will be subject to any limitation imposed by the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement and any limitations imposed from time to time under applicable law.

Pursuant to the Merger Agreement, for six (6) years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in satisfying its obligation under the Merger Agreement, neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid with respect to the twelve-month period ending June 20, 2016 (the “Current Premium”), and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. The requirement in the Merger Agreement described in the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained prior to the Effective Time (and which the Company may obtain prior to the Effective Time notwithstanding any restrictions otherwise set forth in the Merger Agreement other than the restrictions set forth in the proviso at the end of this sentence), which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement; provided, however, that neither the Company nor any subsidiary of the Company shall pay more than 200% of the Current Premium for such prepaid policies without the prior written consent of Parent.

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation

At a meeting held on April 27, 2016, acting on the unanimous recommendation of a special committee of the Board consisting solely of independent and disinterested directors (the “Special Committee”), the Board unanimously:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders;

(ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”);

(iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

Accordingly, for the reasons described in more detail below, the Board recommends that the Company’s stockholders tender their Shares pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(i) hereto, and is incorporated herein by reference.

Background to the Offer

Our senior management and Board of Directors periodically review and discuss our business strategy and prospects with the goal of maximizing shareholder value. In the course of these discussions, our senior management and Board of Directors have periodically considered various strategic alternatives for the Company.

On May 29, 2015, the Board of Directors received a letter from Northwater Capital Management Inc. and the investment funds it advises, which, along with Northwater Capital Management, Inc., we refer to as “Northwater,” recommending that the Board of Directors explore strategic alternatives, including a sale of the

Company. At the time of the letter, Northwater entities owned approximately 19% of the Company’s outstanding shares. Northwater filed the letter on an amendment to its Schedule 13D with respect to its ownership interest in the Company. David Patterson, who is Chief Executive Officer and Chair of Northwater Capital Management Inc., signed the letter on behalf of Northwater and is a member of the Board of Directors.

A meeting of the Board of Directors was held on May 31, 2015 to discuss the Northwater letter. Representatives of Mayer Brown LLP, the Company’s outside legal counsel which we refer to as “Mayer Brown,” attended the meeting and discussed the fiduciary duties of the directors. The Board of Directors determined to establish a careful and deliberate process for reviewing and considering the recommendations contained in Northwater’s letter. At the May 31st meeting, the Board of Directors also authorized the Company to issue a press release the following day stating that the Board of Directors was in receipt of the Northwater letter and that the Board of Directors intended to consider Northwater’s recommendations contained therein.

During the week of June 1, 2015, representatives of Mayer Brown interviewed each of the members of the Board of Directors to determine whether there might be any factors that could impact any director’s independence or disinterestedness in reviewing Northwater’s recommendations.

Another meeting of the Board of Directors was held on June 9, 2015 to further discuss the Northwater letter. Representatives of Mayer Brown attended this meeting and summarized the results of its review of each director’s independence and disinterestedness with respect to Northwater’s recommendations, including a description of certain personal and professional relationships that certain directors had with Northwater or its representatives. At the June 9th meeting, the Board of Directors formed a committee of the Board of Directors, referred to as the “evaluation process committee,” consisting of General Peter Pace, who served as chairman, and Messrs. Gregory Besio and Robert Wayman, all of whom the Board of Directors concluded were independent and disinterested with respect to Northwater’s recommendations. The evaluation process committee was authorized to select and engage a financial advisor to assist the Board of Directors in considering the strategic alternatives available to the Company and otherwise to take such other actions as necessary or advisable in connection with assisting the Board of Directors in considering strategic alternatives.

The evaluation process committee held six meetings between June 10, 2015 and July 7, 2015 in which it considered potential financial advisors and how best to assist the Board of Directors to enable it to consider strategic alternatives. After interviewing candidates and considering various factors that the evaluation process committee deemed appropriate, the evaluation process committee selected Morgan Stanley & Co LLC, which we refer to as “Morgan Stanley,” to act as its financial advisor. The evaluation process committee provided representatives of Morgan Stanley with access to management and other information needed in connection with its strategic alternatives analysis, although no engagement letter was entered into with Morgan Stanley at that time.

At a meeting of the Board of Directors held on July 9, 2015, representatives of Morgan Stanley met with the Board of Directors to review strategic alternatives available to the Company. Representatives of Mayer Brown also participated in this meeting. After discussion, the Board of Directors determined not to pursue a sale of the Company or any other strategic alternatives for the Company at that time. In making that decision, the Board of Directors authorized the evaluation process committee to identify and evaluate alternatives pursuant to which the Company could facilitate the sale of shares of the Company by Northwater or otherwise assist Northwater in selling or obtaining liquidity for some or all of its shares of the Company. After discussions with Morgan Stanley, the Board of Directors also indicated to Company management that it would be appropriate for management to seek ways to expand the general awareness of the Company and its business, including by presentations at conferences and meetings with third parties who might be interested in learning more about, or establishing business relationships with, the Company.

In early August 2015, a third-party intermediary reached out to representatives of Oracle to gauge Oracle’s interest in a preliminary meeting with representatives of the Company to discuss a potential acquisition of the

Company. Later in August 2015, representatives of Oracle indicated a willingness to have a preliminary meeting with representatives of the Company with respect to a potential acquisition. However, prior to the meeting, a representative of the Company telephoned a representative of Oracle and indicated that the Company was not prepared to meet with Oracle for that purpose at that time.

On September 11, 2015, at the Company’s request, Morgan Stanley reached out to Oracle to see if Oracle would be interested in having an introductory meeting with the Company in order to learn more about the Company. On September 29, 2015, representatives of Oracle and the Company held an introductory meeting in Deerfield, Illinois.

Also in September, the Company received an inquiry from a strategic party indicating a preliminary interest in exploring an acquisition of some or all of the Company.

A meeting of the Board of Directors was held on October 6, 2015 in which representatives of Mayer Brown participated. At this meeting, David Habiger, the Company’s interim Chief Executive Officer, confirmed that he would not be a candidate for the permanent Chief Executive Officer position. The Board of Directors also revisited the topic of whether to explore strategic alternatives for the Company. After discussion, the Board of Directors determined it was prudent for the Board of Directors to understand what strategic alternatives might be available to the Company at that time. The Board of Directors then formed a Special Committee, composed solely of directors who were determined by the Board of Directors to be independent and disinterested with respect to Northwater’s recommendations, to evaluate potential strategic alternatives for the Company. The Special Committee consisted of General Pace, who served as chairman, and Messrs. Besio and Wayman. In connection with forming the Special Committee, the Board disbanded the evaluation process committee. The Board determined that formal resolutions setting forth the details of the Special Committee and its mandate should be prepared and presented to the Board at its next meeting, but that in the interim the Special Committee was authorized to retain a financial advisor and counsel.

On October 9, 2015, the Special Committee held a telephonic meeting to interview potential independent legal advisors to the Special Committee. The Special Committee subsequently determined to engage Latham & Watkins LLP, which we refer to as “Latham,” as independent legal advisor to the Special Committee.

On October 16, 2015, the Special Committee held a telephonic meeting in which representatives of Latham participated. Representatives of Latham discussed the fiduciary duties of the members of the Special Committee and reviewed the proposed resolutions of the Board to formalize the mandate and authority of the Special Committee with respect to the strategic alternatives review process. The Special Committee discussed the qualifications, experience and eligibility of Morgan Stanley to act as independent financial advisor to the Special Committee, including that Morgan Stanley had previously worked with the evaluation process committee and was familiar with the Company and its business.

On October 19, 2015, the Board held a regularly scheduled in-person meeting, with representatives from Company management, representatives of Mayer Brown and representatives of Latham in attendance. At the meeting, the Board adopted resolutions that granted the Special Committee the authority (i) to develop and administer a process to review strategic alternatives, (ii) to engage independent legal and financial advisors to assist the Special Committee, (iii) to coordinate with, and obtain information and support from, the Company’s management, (iv) to investigate, analyze, evaluate, negotiate and document potential strategic alternatives, and (v) to recommend to the Board what action, if any, should be taken with respect to available strategic alternatives. The resolutions further required the recommendation of the Special Committee and the approval of the full Board before a definitive agreement could be executed with respect to any particular strategic alternative.

On October 28, 2015, the Special Committee held a telephonic meeting in which representatives of Latham participated. The Special Committee, based on discussions representatives of Latham had with each member of the Special Committee, reconfirmed that each member of the Special Committee was independent and disinterested and, accordingly, eligible to serve on the Special Committee. The Special Committee also determined to enter into an engagement letter with Morgan Stanley for the limited purpose of preparing a preliminary assessment of strategic alternatives available to the Company, including whether to approach potential buyers at that time.

On November 5, 2015, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley reviewed its preliminary assessment of strategic alternatives available to the Company, which included (i) executing on the Company’s standalone business plan, (ii) pursuing a series of accretive acquisitions to grow the Company, (iii) exploring potential strategic combinations or other merger transactions, and (iv) exploring a sale of the Company. Representatives of Morgan Stanley then reviewed certain preliminary financial and valuation analyses with respect to the Company and its prospects, based upon the Company’s standalone business plan, as well as the risks and uncertainties in executing the available strategic alternatives. Representatives of Morgan Stanley also reviewed different strategies to explore a sale of the Company, including a broad publicly-announced auction process, targeted confidential inquiries to the most likely buyers and bi-lateral negotiations with one or two counterparties, and reviewed a list of potential “top tier” potential buyers (including Oracle), and “second tier” potential buyers, based on perceived interest, strategic fit and ability to consummate a transaction. After discussion, the Special Committee determined that it was an appropriate time to explore a possible sale of the Company and requested that representatives of Morgan Stanley review the “top tier” potential buyer list and make a subsequent presentation to the Special Committee with a refined list of likely buyers to be approached, in light of the Special Committee’s desire to maximize stockholder value, maintain an efficient process, preserve confidentiality and minimize unnecessary distraction to management.

On November 7, 2015, the Special Committee held a telephonic meeting in which representatives of Latham participated. The Special Committee discussed the list of potential buyers previously provided by representatives of Morgan Stanley and determined to request that representatives of Morgan Stanley propose a refined list of six or seven “top tier” potential buyers to include in a targeted confidential market check process. It was also noted that the strategic buyers may be more viable purchasers than financial sponsors, due to possible synergies, their desire to extend existing lines or expand existing footprints and their access to readily available funds or financing to execute on a transaction.

On November 10, 2015, the Special Committee held a telephonic meeting, in which representatives of Latham participated, to review the refined list of potential buyers, including Oracle, provided by representatives of Morgan Stanley on November 9, 2015. The Special Committee also considered whether to interview additional potential financial advisors and determined, in light of the qualifications, experience and eligibility of Morgan Stanley and Morgan Stanley’s familiarity with the Company and its business, to formalize the engagement of Morgan Stanley for the process of approaching potential buyers. The Special Committee authorized the Chairman of the Special Committee to finalize the terms of the Morgan Stanley engagement letter. The Special Committee also determined that Morgan Stanley should contact all seven of the potential buyers to explore their interest in a possible acquisition of the Company.

From November 12 through November 18, 2015, representatives of Morgan Stanley commenced the process of contacting certain of the “top tier” potential buyers to explore their interest in a possible acquisition of the Company. In addition, representatives of Latham prepared and discussed with representatives of Mayer Brown and the Company’s chief legal officer a form non-disclosure agreement, which Morgan Stanley was instructed to furnish to potential buyers that expressed interest in exploring a possible acquisition of the Company.

On November 19, 2015, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley reported that it had spoken with five of the six potential strategic buyers and that two had expressed interest in engaging in discussions for a possible acquisition of the Company and three had indicated that they were not interested in a possible transaction. Representatives of Morgan Stanley also indicated that it had reached out to the financial sponsor, but had not yet been able to make contact.

Also on November 19, 2015, the Board of Directors held a telephonic meeting in which Mayer Brown participated. At that meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process, including a description of responses received from third parties with which representatives of Morgan Stanley had communicated.

On November 23, 2015, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley provided an update on further communications with the two potential strategic buyers that had previously expressed interest, as well as with the financial sponsor. It was noted that one potential strategic buyer, referred to as “Party A,” had expressed an interest in scheduling a meeting with the Company. The second potential strategic buyer, referred to as “Party B,” also expressed an interest in scheduling a meeting with the Company following the completion of several unrelated projects in the near term. The financial sponsor buyer, referred to as “Party C,” indicated that it was interested in exploring a range of alternatives with the Company, from a minority investment to a potential acquisition. The Special Committee instructed representatives of Morgan Stanley to review its initial analyses of potential buyers and assess whether it would be prudent to invite additional parties to participate in the process.

Also on November 23, 2015, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. At that meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process, including a description of responses received from third parties with which representatives of Morgan Stanley had communicated.

On December 2, 2015, a representative of Morgan Stanley held a call with a representative of Oracle to explore Oracle’s interest in considering a potential acquisition of the Company. The representative of Oracle indicated an interest in meeting with the Company’s management to gather additional information about the Company and its business. After the call, representatives of Oracle furnished to representatives of Morgan Stanley a form non-disclosure agreement.

On December 4, 2015, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley provided an update on communications with Oracle, and reviewed the prior discussions with Party A, Party B and Party C. Representatives of Morgan Stanley indicated that it had reviewed the initial list of potential buyers and did not believe that contacting additional parties was likely to yield additional value in the strategic alternatives review process. The Special Committee instructed representatives of Morgan Stanley to continue providing regular updates regarding discussions with Oracle and the other potential buyers.

Over the course of December 2015, representatives of Morgan Stanley had multiple discussions with representatives of Parties A, B and C about a potential acquisition. Representatives of Party C indicated that it was working on a potential proposal, which would be structured either as a minority investment or an acquisition of the entire Company. Representatives of Party A noted that it was working to determine if vertical cloud would be a priority focus area for them. Representatives of Party B continued to state interest in a potential acquisition and noted they were reviewing internally.

On December 11, 2015, the Special Committee held a telephonic meeting in which Latham and Morgan Stanley participated. At this meeting, the Special Committee indicated that it would be willing to explore a potential transaction with Oracle and authorized representatives of Latham to negotiate a non-disclosure agreement with Oracle.

From December 14, 2015 to December 21, 2015, representatives of Latham and representatives of Oracle negotiated the non-disclosure agreement provided by representatives of Oracle, and on December 21, 2015, the Company and Oracle entered into the non-disclosure agreement.

On December 22, 2015, members of the Company’s management had a meeting with representatives of Oracle to present an overview of the Company and its business and financial position. Representatives of Morgan Stanley participated in this meeting as a representative of the Special Committee.

Towards the end of December 2015, and continuing through January 2016, the U.S. and global stock markets declined significantly and generally experienced significant volatility. As a result, the multiples in the SaaS industry also declined, and the Company’s stock price decreased significantly.

On January 4, 2016, representatives of Oracle contacted representatives of Morgan Stanley to indicate its interest in moving forward with further discussions.

On January 7, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. The representatives of Morgan Stanley provided an update on the management presentation to Oracle and noted that Oracle was interested in moving forward with further discussion and would likely request certain additional preliminary financial due diligence information regarding the Company. Morgan Stanley also indicated that one strategic buyer, Party A, had determined to undertake an internal review of its merger and acquisition strategy that could prevent Party A from executing on a possible transaction with the Company in the near term.

In early January 2016, Party C indicated they were not interested in pursuing a transaction at this time.

On January 8, 2016, representatives of Oracle submitted a list of follow-up financial due diligence questions for discussions with management.

On January 13, 2016, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. At that meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process, including a description of responses received from the third parties with which Morgan Stanley had communicated.

Also on January 13, 2016, Mr. Habiger met with the CEO of Party B and provided an overview of the Company’s business and financial position. After the meeting, the CEO of Party B reached out to a representative of Morgan Stanley and expressed interest in furthering discussions to develop a view on value.

On January 14, 2016, Mr. Habiger met with another executive of Party B and further discussed the Company and its strategic and financial positions.

On January 19, 2016, representatives of Oracle held another meeting with representatives of the Company to conduct technical due diligence.

On January 20, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. The representatives of Morgan Stanley informed the Special Committee that Party A had stated that it was no longer considering a transaction with the Company, and Party B had expressed an interest in additional management meetings regarding the Company’s business and financial position. The representatives of Morgan Stanley also reported that Oracle continued to perform its business and financial due diligence. The representatives of Morgan Stanley and the Special Committee discussed recent volatility in the Company’s stock price, and the impact that might have on Oracle’s or Party B’s willingness to pay an attractive price in a sale transaction. The Special Committee also determined, with Morgan Stanley’s advice, not to approach additional buyers at that time because the Special Committee believed that Morgan Stanley had already contacted all the most likely potential buyers, and that it was unlikely any more favorable proposals would be received. The Special Committee therefore concluded that the confidentiality and other risks associated with contacting additional parties outweighed the potential benefits.

During the last week of January 2016 and the first two weeks of February 2016, representatives of Oracle contacted representatives of Morgan Stanley to discuss and better understand the Company’s proposed strategic alternatives review process and the Company’s business and financial performance.

On February 5, 2016, the Company entered into a non-disclosure agreement with Party B. Also on February 5, 2016, the members of the Company’s management met with representatives of Party B in Chicago to present an overview of the Company and its business and financial position.

On February 6, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. The representatives of Morgan Stanley reviewed certain updated preliminary valuation analyses with respect to the Company and summarized the management presentation given to Party B. The representatives of Morgan Stanley noted that it may make sense to delay the strategic alternatives review process to see if the Company’s stock price (which at the time was $15.30 per share) improved.

On February 8, 2016, the Board of Directors held a regularly scheduled in-person meeting, with representatives from Company management and Mayer Brown in attendance. At this meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process, including a description of responses received from the third parties with which Morgan Stanley had communicated.

On February 12, 2016, representatives of Oracle informed representatives of Morgan Stanley that Oracle would not be making a formal proposal at that time. The representatives of Oracle added that it viewed the Company as a good strategic fit and would potentially be interested in possibly re-engaging in the future. A representative of Oracle and a representative of the Company kept in touch with each other over the remainder of February regarding the Company and its prospects. This periodic contact continued through early April.

On February 18, 2016, representatives of Party B informed representatives of Morgan Stanley that it would not be making a proposal at that time.

On February 19, 2016, the Company entered into a non-disclosure agreement with a portfolio company of a financial sponsor, which we refer to as “Party D,” which was not one of the original seven “top tier” potential buyers identified by Morgan Stanley.

On February 22, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley reported that Oracle and Party B had each advised that they would not make a proposal at that time. The representatives of Morgan Stanley noted that Party D had expressed interest in the potential purchase of several business segments of the Company, but not the acquisition of the entire Company. The Special Committee asked the representatives of Morgan Stanley to continue its discussions with Oracle, Party B and Party D after the Company’s earnings announcement on February 24, 2016 to see if the impact of positive earnings would change their views and otherwise determined to meet again in early March to evaluate next steps in the process.

Also on February 22, 2016, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. At that meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process, including a description of responses received from third parties with which Morgan Stanley had communicated.

On February 29, 2016, the Company’s management met with representatives of Party D to present its overview of the Company and its business and financial position.

On March 9, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. The representatives of Morgan Stanley reviewed for the Special Committee its recent conversations with Oracle, Party B and Party D and reported that none of those parties would be making a proposal at that time. The representatives of Morgan Stanley noted that it had also reached back out to a strategic buyer that was one of the original seven “top tier” buyers identified by Morgan Stanley but had previously elected not to participate in the process, and that buyer remained uninterested in acquiring the Company but had expressed interest in purchasing specific business segments of the Company. After discussion with its advisors, and in light of the lack of any proposals at the time, the Special Committee determined to suspend the strategic alternatives process and recommend to the Board that the Special Committee be dissolved.

On March 17, 2016, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. At that meeting, General Pace, as Chairman of the Special Committee, provided an update to the Board with respect to the Special Committee process. Upon receiving the update from General Pace and based on the recommendation of the Special Committee, the Board resolved to dissolve the Special Committee.

On March 23, 2016, representatives of a large software company, which we refer to as “Party E,” reached out and indicated an interest in exploring a potential acquisition of the Company.

On March 29, 2016, a representative of Morgan Stanley had a call with a representative of Party E discussing the Company’s business and overall strategic alternatives process. The call resulted in Party E starting negotiations on a non-disclosure agreement and scheduling a subsequent meeting.

In early April, representatives of Party E held multiple discussions with representatives of Morgan Stanley and representatives of the Company. Representatives of Morgan Stanley provided Party E with general updates on the Company’s business and financial position and Party E expressed interest in learning more about the Company. Following such discussions, Party E scheduled a meeting with management for May 5, 2016.

On April 12, 2016, the Company signed a non-disclosure agreement with Party E.

On April 13, 2016, a representative of Oracle called a representative of the Company and indicated that it would be submitting an offer letter proposing an acquisition of the Company for $24.00 per share in cash. On April 14, 2016, representatives of Oracle submitted a preliminary non-binding proposal to acquire the Company at a price of $24.00 per share. The proposal required exclusivity as a condition to further discussions and proposed a target signing date of April 28, 2016. Oracle noted that the offer would expire on April 17, 2016 if the parties had not then reached agreement on price and exclusivity.

On April 15, 2016, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. After discussion of Oracle’s proposal, the Board determined that it was prudent to further consider Oracle’s proposal and re-constituted the Special Committee with the same membership, mandate and scope of authority previously authorized.

Later on April 15, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. The Special Committee evaluated whether Latham and Morgan Stanley should continue to fulfill their roles as independent legal and financial advisers respectively, and determined that each should continue in its prior role. The Special Committee then discussed the Oracle proposal and next steps to review, evaluate and, if applicable, negotiate the terms thereof, including receiving the most current financial projections from the Company’s management, as well as updated valuation analyses and strategic alternatives analyses from Morgan Stanley.

On April 16, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Certain members of the Company’s management, including Mr. Habiger and Ms. Sheehan, were invited to attend to review management’s current financial projections for the Company. The financial projections prepared by the Company’s management are summarized in Item 8 –“Certain Company Projections” below. Management discussed the different cases prepared for the Special Committee, noting the risks and opportunities of each case, and advised the Special Committee that the base case labeled “April Case B” represented management’s best estimate of the future financial performance of the Company. Representatives of Morgan Stanley also identified a private equity sponsor that might have interest in a potential acquisition of the Company, which we refer to as “Party F.” The Special Committee instructed Morgan Stanley to contact

Party F and explore its interest in a potential transaction and willingness to move forward on an accelerated timeline. The Special Committee also evaluated the independence and disinterestedness of each committee member and reconfirmed that each member was independent and disinterested. Following the meeting, representatives of Morgan Stanley contacted representatives of Party F to explore its interest in a potential transaction; Party F expressed potential interest in the Company and its sector but indicated it was not in a position to transact on an expeditious timeline.

On April 17, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Morgan Stanley reviewed an updated preliminary valuation analysis with respect the Company, based upon the current financial projections prepared by the Company’s management. Morgan Stanley also reviewed the process previously undertaken by the Special Committee with a targeted list of likely strategic and financial buyers and provided an updated analysis of strategic alternatives available to the Company. Morgan Stanley noted that Party E, which had previously expressed interest in the Company, was scheduled to meet with the Company’s management on May 5, 2016. Morgan Stanley further noted that Party E was still early in its review and not likely to be able to determine a view on price in a timely fashion, and it was unclear if they would ultimately make an offer. After discussion, the Special Committee determined to reject Oracle’s $24.00 per share offer and instructed Morgan Stanley to go back to Oracle to seek additional value by proposing $27.00 per share in order to enter into exclusive negotiations.

Later on April 17, 2016, representatives of Morgan Stanley contacted representatives of Oracle to convey that the Special Committee had rejected Oracle’s proposal of $24.00 per share and indicated that an offer of $27.00 per share would be required for the Special Committee to authorize exclusivity and move forward on Oracle’s accelerated timeline.

On April 18, 2016, representatives of Oracle submitted a revised offer to acquire the Company at a price of $25.25 per share. After discussion with the Chairman of the Special Committee, representatives of Morgan Stanley contacted representatives of Oracle to indicate that the Special Committee would require a purchase price of $26.50 to authorize exclusivity and move forward on Oracle’s accelerated timeline. Representatives of Oracle responded later that day by submitting an offer expressly identified as its “best and final” offer to acquire the Company at a price of $26.00 per share noting they would not increase the offer.

Later on April 18, 2016, the Special Committee held a telephonic meeting of the Special Committee in which Latham and Morgan Stanley participated. The Special Committee reviewed with Morgan Stanley Oracle’s “best and final” offer of $26.00 per share in the context of Morgan Stanley’s preliminary valuation analysis, the results of the effort to obtain other interest in the Company and the likelihood other potential purchasers may make a bid. After discussion, the Special Committee authorized entry into an exclusivity agreement with Oracle through the morning of April 28, 2016 and instructed management and its advisors to proceed with due diligence and negotiations of definitive documents on the basis of the $26.00 per share proposal.

In the afternoon on April 18, 2016, a representative of Morgan Stanley telephoned a representative of Oracle and indicated that the Special Committee was prepared to enter into exclusive negotiations with Oracle for Oracle to acquire all the outstanding shares of the Company for $26.00 per share in cash. The parties also discussed the timing and process for finalizing due diligence and negotiating a definitive agreement.

During the remainder of April 18, 2016, representatives of Latham, Mayer Brown and Oracle negotiated the terms of the exclusivity agreement. The Company and Oracle subsequently entered into the exclusivity agreement to provide for exclusive negotiations for the period ending on the morning of April 28, 2016.

On April 19, 2016, Oracle was granted access to an electronic due diligence dataroom prepared by the Company’s management with the assistance of representatives of Mayer Brown and Morgan Stanley. Between April 19, 2016 and April 28, 2016, representatives of Oracle, the Company, Weil, Mayer Brown, Latham and Morgan Stanley continued to conduct business and legal due diligence on the Company and negotiated the terms of the definitive merger agreement.

On April 22, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Morgan Stanley provided an update on the process to date with Oracle and reviewed with the Special Committee its updated valuation analysis and its updated strategic alternatives analysis.

On April 25, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Mayer Brown were also invited to participate for a portion of the meeting. Representatives of Latham provided an update on the process with Oracle, and reviewed the key issues in the transaction documents proposed by Oracle. In addition, representatives of Latham reviewed its prior discussion with the Special Committee as to their fiduciary duties and the mandate and authority of the Special Committee, as well as the process conducted by the Special Committee. In addition, representatives of Mayer Brown joined for a portion of the meeting to review antitrust considerations with respect to the proposed transaction with Oracle and to discuss the impact of a change of control under the Company’s equity incentive arrangements.

Later on April 25, 2016, the Board of Directors held a telephonic meeting in which representatives of Mayer Brown participated. A representative of the Company provided the Board with an overview of the developments with respect to the proposed Oracle transaction from the last Board meeting, and General Pace, the Chairman of the Special Committee, provided an update on behalf of the Special Committee. Mayer Brown reviewed for the directors their fiduciary duties in connection with the proposed transaction, provided the Board with a status update on the transaction documents, reviewed the antitrust considerations with respect to the proposed transaction with Oracle and discussed the impact of a change of control under the Company’s equity incentive arrangements. At the request of the Special Committee, representatives of Morgan Stanley, along with representatives of Latham, attended a portion of the meeting during which representatives of Morgan Stanley presented to the Board the same valuation analyses, review of possible strategic alternatives and description of various aspects of the draft merger agreement that was previously provided to the Special Committee. At the conclusion of the meeting, a representative of the Company provided the members of the Board with an overview of expected timing and next steps with respect to the transaction.

On April 27, 2016, the Special Committee held a telephonic meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Latham reviewed with the Special Committee the status of the open issues in the transaction documents. The Special Committee discussed and instructed Latham on responses to these issues and authorized representatives of Latham to finalize the transaction documents with Weil and Mayer Brown.

Later on April 27, 2016, the Special Committee held a meeting in which representatives of Latham and Morgan Stanley participated. Representatives of Latham informed the Special Committee that all outstanding issues in the transaction documents had been resolved in accordance with the Special Committee’s guidance. Latham reviewed the terms of the definitive Merger Agreement, which had previously been distributed to the Special Committee. Representatives of Morgan Stanley then delivered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of April 27, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its written opinion, the consideration to be received by the holders of shares of the Company’s common stock (other than shares (1) held as treasury stock of the Company, (2) held by Oracle, Parent or Purchaser, (3) held by any subsidiary of the Company, (4) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and (5) held by Northwater) pursuant to the Merger Agreement was fair from a financial point of view to such holders of shares of the Company’s common stock. The Special Committee then engaged in deliberations regarding the proposed transaction and, unanimously resolved (a) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are approved, and determined to be advisable, fair to and in the best interests of the Company and its stockholders (other than Northwater) and (b) to recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board for approval and adoption.

Later on April 27, 2016, the Board of Directors held a meeting which all the directors attended (a majority in person with the others participating by telephone). Members of Company management, representatives of Morgan Stanley, Latham and Mayer Brown were also in attendance. A representative of the Company provided the Board with an overview of the developments with respect to the proposed Oracle transaction from the last Board meeting, and General Pace, the Chairman of the Special Committee, provided a report on behalf of the Special Committee and stated that the Special Committee unanimously recommended the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board for approval and adoption. At the request of the Special Committee, representatives of Morgan Stanley reviewed with the Board its valuation analysis and then restated its oral opinion delivered to the Special Committee, subsequently confirmed in writing, that, as of April 27, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its written opinion, the consideration to be received by the holders of shares of the Company’s common stock (other than shares (1) held as treasury stock of the Company, (2) held by Oracle, Parent or Purchaser, (3) held by any subsidiary of the Company, (4) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and (5) held by Northwater) pursuant to the Merger Agreement was fair from a financial point of view to such holders of shares of the Company’s common stock. Upon delivering its opinion, Morgan Stanley confirmed that the members of the Board were permitted to rely on the opinion. Then, members of the Company’s management reviewed with the Board the Company’s current performance and business trends and informed the Board that they were in support of the proposed transaction. Next, representatives of Mayer Brown provided a detailed summary of the transaction documents (copies of which, together with related materials, had previously been provided to the directors) and answered certain questions posed by directors. After discussion, at the conclusion of the meeting, the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (b) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (c) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (d) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL .

In the early morning of April 28, 2016, the Company and Oracle entered into the Merger Agreement and all applicable parties entered into the Tender and Support Agreements with Oracle and a press release announcing the execution of the Merger Agreement was issued thereafter prior to the opening of the stock markets in the United States.

On May 12, 2016, Oracle commenced the Offer.

Reasons for Recommendation of the Special Committee

The Special Committee, in evaluating the transaction with Oracle, consulted with its legal counsel and financial advisor and the Company’s management and legal counsel. In reaching its unanimous resolution (a) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Northwater) and (b) to recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board for approval and adoption, the Special Committee considered and evaluated a number of factors, including, but not limited to, the following:

•	Fair Value. The Special Committee’s belief that the all-cash Offer Price of $26.00 per share of Common Stock represents fair value for the shares of Common Stock, taking into account the Special Committee’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of the Company’s business as an independent company.

•	Opinion of the Special Committee’s Financial Advisor. The oral opinion of Morgan Stanley, subsequently confirmed in writing, that as of April 27, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its written opinion, the consideration of $26.00 per share in cash to be received by holders of shares of Common Stock (other than shares (1) held as treasury stock of the Company, (2) held by Oracle, Parent or Purchaser, (3) held by any subsidiary of the Company, (4) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL or (5) held by Northwater and its affiliated funds (collectively, “Excluded Shares”)) pursuant to the Merger Agreement was fair from a financial point of view to such holders as more fully described in “—Opinion of the Special Committee’s Financial Advisor.” The Special Committee was aware that Morgan Stanley became entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Offer, as more fully described below in “—Opinion of the Special Committee’s Financial Advisor.”

•	Offer Price

•	Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price of $26.00 per share of Common Stock to the current trading price and the historical trading prices of the shares of Common Stock, including the fact that the Offer Price represents an implied premium of approximately 30.7% to the $19.89 per share closing price of Common Stock on April 27, 2016 (the last full trading day prior to entry into the Merger Agreement) and an implied premium of approximately 38.2% to the average closing price per share of Common Stock for the 30 days prior to and including April 27, 2016.

•	Premium to Other Precedent Transactions. The relationship of the premium implied by the Offer Price of $26.00 per share of Common Stock to the average premium paid in other all-cash transactions since 2011 involving U.S. public companies in the technology sector with a transaction size in excess of $250 million, including the fact that the premium represented by the Offer Price against the average closing price per share of Common Stock for the 30 days prior to and including April 27, 2016 was greater than the median premium in such precedent transactions.

•	Business and Financial Condition and Prospects. The knowledge and familiarity of the Special Committee and the Company’s management with the Company’s business, financial condition, results of operations and future growth prospects if the Company were to remain an independent public company. The Special Committee discussed and deliberated at length concerning the Company’s current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve the Company’s business plans, including (i) the sensitivities around the assumptions upon which management’s forecasts were based and (ii) the execution risk related to management’s forecast and its ability to succeed on the standalone business strategy. Factors considered in assessing such execution risk included, among others, the Company’s pending CEO transition, the underperformance of certain of the Company’s early-stage initiatives as compared to the Company’s initial expectations for these initiatives, the prospect of increased competition in the near term and decelerating growth and market volatility in the technology sector.

•	Other Strategic Alternatives. The Special Committee’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, whether in the Company’s current form or after the potential sale of the Company’s solutions other than its Construction Payment Management and Early Payment Program solutions, the possibility of growing its business through significant acquisitions and the possibility of pursuing a transformational business combination), in each case taking into account the potential benefits, risks and uncertainties associated with those other alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	Approval of Disinterested Stockholders. The fact that the consummation of the Offer is conditioned upon the tender of 66 2/3% of the Company’s issued and outstanding shares of Common Stock (and other convertible securities for which a notice of exercise is delivered prior to the expiration of the Offer), which will require the tender of a majority of the shares of Common Stock held by the Company’s stockholders other than the Company’s directors and officers and Northwater and its affiliated funds.

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares of Common Stock in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders, if they so choose, to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see “Item 8. Additional Information—Appraisal Rights.”

•	Special Committee Process. The strategic alternatives process conducted by the Special Committee, including the decision to suspend the strategic alternatives process after the initial determination was made by the Special Committee that there was insufficient interest to proceed, and the continual Special Committee oversight and review of key business issues during the strategic alternatives process and in connection with the Oracle proposal.

•	Negotiations with Oracle. The course of negotiations between the Company and Oracle, which resulted in Oracle twice increasing its proposed price above its initial proposal of $24.00 per share.

•	Arms’ Length Negotiations. The Special Committee’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are the product of arms’ length negotiations between the Company and the Special Committee, with the assistance of their respective advisors, on the one hand, and Oracle, with the assistance of its advisors, on the other hand.

•	Terms of Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of the Company to consider, receive and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer (including potential purchasers previously identified in connection with the Company’s strategic alternatives process, none of which are subject to standstill provisions that would prevent them from making such an offer), the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $24 million, and the belief of the Special Committee that the termination fee was reasonable, would not be a significant deterrent to competing offers and would not prevent higher offers from third parties.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, meaning that:

•	the completion of the Offer will be followed by a second-step merger, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same cash price as the Offer Price; and

•	if the Offer is completed, the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without having to hold a meeting of the Company’s stockholders to vote upon the adoption of the Merger Agreement enables the Company’s stockholders to receive the Offer Price pursuant to the Offer and the Merger in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction following consummation of the Offer to the Company’s stockholders, employees and business partners).

•

Likelihood of Completion. The Special Committee’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things, (1) Oracle’s reputation in the market and track record of completing announced transactions, (2) the conditions to the Offer and the Merger,

(3) the fact that Oracle has agreed to cause the performance of the obligations of Parent and Purchaser under the Merger Agreement and (4) the fact that completion of the Offer and the Merger are not subject to any financing conditions.

•	Business Reputation of Oracle. The business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the Special Committee believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

The Special Committee has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were trading prior to the meeting of the Special Committee to consider and approve the Merger Agreement, the Company’s stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $26.00 per share.

•	Exclusivity Agreement. The fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of the Company, restricted the Company’s ability to solicit bids from other potential buyers during its period of exclusivity.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•	Termination Fee and Expense Reimbursement. The possibility that the termination fee of $24 million, and/or expense reimbursement of up to $5 million, payable by the Company to Oracle under certain circumstances may deter third parties from exploring an acquisition of the Company and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may impact the Company’s ability to engage in another transaction for up to one year following such termination, and the fact that the Company may be required to pay the termination fee or expense reimbursement under circumstances in which the Company does not engage in an another transaction. The Special Committee recognized that the provisions in the Merger Agreement relating to the termination fee and expense reimbursement and non-solicitation of acquisition proposals were insisted upon by Oracle as a condition to entering into the Merger Agreement. However, the Special Committee was of the view, after discussion with its legal and financial advisors, that the amount of the termination fee and expense reimbursement and the provisions in the Merger Agreement relating to the termination fee and expense reimbursement and non-solicitation of acquisition proposals were reasonable and would not prevent the Special Committee and the Board from exercising their fiduciary duties in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids.

•	Closing Conditions. The fact that completion of the Offer and the Merger requires antitrust clearance in the United States and Austria and the satisfaction of other closing conditions that are not within the Company’s control.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement and completion of the Offer and the Merger and the substantial time and effort of management required to complete the Offer and the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Business Disruption Resulting from Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time.

•	Litigation Risk. The inherent risk of litigation in relation to the sale of a company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and Merger.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by the Company of its expenses associated with the Offer and Merger.

The Special Committee believed that, overall, the potential benefits of the Merger Agreement and the transactions contemplated thereby to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the transactions contemplated thereby.

The foregoing discussion of information and factors considered by the Special Committee is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Special Committee in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The members of the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and with the Special Committee’s legal advisors. In light of the variety of factors and amount of information that the Special Committee considered, the members of the Special Committee did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in making its determinations and its recommendation. However, the determinations and recommendation of the Special Committee were made after considering the totality of the information and factors involved. Individual members of the Special Committee may have given different weight to different factors. In addition, in arriving at its determinations and recommendation, the members of the Special Committee were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Reasons for the Recommendation of the Board

The Board, in evaluating the transaction with Oracle, consulted with the Company’s management and legal counsel. In reaching its unanimous resolution (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approving and adopting the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolving to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL, the Board considered and evaluated a number of factors, including, but not limited to, the following:

•	the independence, disinterestedness and experience of the Special Committee;

•	the determinations and recommendation of the Special Committee;

•	that Morgan Stanley expressly allowed the Board to rely on the fairness opinion that was delivered to the Special Committee as more fully described in “—Opinion of the Special Committee’s Financial Advisor,” and

•	the factors considered by the Special Committee, including the benefits, risks and potentially negative factors relating to the Offer and the Merger, and the factors relating to procedural safeguards of the Special Committee process.

The Board believed that, overall, the potential benefits of the Merger Agreement and the transactions contemplated thereby to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the transactions contemplated thereby.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and with the Company’s legal advisors. In light of the variety of factors and amount of information that the Board considered, the directors did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in making its determinations and its recommendation. However, the determinations and the recommendation of the Board were made after considering the totality of the information and factors involved. Individual directors may have given different weight to different factors. In addition, in arriving at its determinations and its recommendation, the directors were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Recommendation of the Board

In light of the factors described above, the Board (upon the unanimous recommendation of the Special Committee) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

Opinion of the Special Committee’s Financial Advisor

In connection with the Offer and the Merger, at the meeting of the Special Committee on April 27, 2016, Morgan Stanley & Co. LLC, the Special Committee’s financial advisor (which we refer to as “Morgan Stanley”), rendered to the Special Committee its oral opinion, subsequently confirmed in writing, that as of April 27, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Offer Price of $26.00 per share in cash to be received by the holders of Shares (other than Shares (i) held by the Company as treasury stock, (ii) held by Oracle, Parent or Purchaser, (iii) held by any subsidiary of the Company, (iv) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and (v) held by Northwater Capital Management Inc. and its affiliated funds (we refer to Shares excluded in subclauses (i)-(v) collectively as “excluded shares”)) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of April 27, 2016, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Morgan Stanley’s opinion was directed to the Special Committee (and was also presented to and, with Morgan Stanley’s permission, relied upon by the Company’s board of directors) and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than excluded shares) pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender their Shares in the Offer.

The Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the review of strategic alternatives available to the Company, including a possible sale of the Company. The Special Committee selected Morgan Stanley to act as the Special Committee’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs.

The full text of the written opinion of Morgan Stanley, dated as of April 27, 2016, is attached to this Schedule 14D-9 as Annex I and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the Special Committee (and was also presented to and, with Morgan Stanley’s permission, relied upon by the Company’s board of directors) and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than excluded shares) pursuant to the Merger Agreement as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender their shares in the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the Company’s management (summarized under “Item 8 – Company Management Projections”);

•	Discussed the past and current operations and financial condition and the prospects of the Company with the Company’s management;

•	Reviewed the reported prices and trading activity for shares of Common Stock;

•	Compared the financial performance of the Company and the prices and trading activity of shares of Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Company, Oracle and Parent and their financial and legal advisors;

•	Reviewed a draft of the Merger Agreement dated April 27, 2016 and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the Company’s management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement would not differ in any material respect from the draft furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed relating to the Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Common Stock (other than excluded shares) in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, April 27, 2016. Events occurring after April 27, 2016, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated April 27, 2016, to the Special Committee. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2016, the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger. The various analyses summarized below were based on the closing price of $19.89 per share of Common Stock as of April 27, 2016 (the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger), and are not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company’s management, and referred to below as the management cases, and certain financial projections based on Wall Street research reports and referred to below as the street case. These financial projections are more fully described in “Item 8 - Company Management Projections.”

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which provides an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected vertical cloud companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalization, profitability, and/or scale (we refer to these companies as the comparable companies). These companies were the following:

•	Aspen Technology, Inc.

•	AppFolio, Inc.

•	athenahealth, Inc.

•	Castlight Health, Inc.

•	Cvent, Inc.

•	Fleetmatics Group PLC

•	Guidewire Software, Inc.

•	Medidata Solutions, Inc.

•	MINDBODY, Inc.

•	OPOWER, Inc.

•	RealPage, Inc.

•	Veeva Systems Inc.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of revenue multiples and applied these ranges of multiples to the estimated 2016 revenue for the Company, based on the street and management cases. With respect to Cvent, Morgan Stanley’s analysis utilized a price per share for Cvent as of prior to its publicly announced acquisition by Vista Equity Partners.

Based on the outstanding shares of Common Stock on a fully diluted basis (including outstanding options, warrants and restricted stock units) as provided by the Company’s management on April 25, 2016, Morgan Stanley calculated the estimated implied value per share of Common Stock as of April 27, 2016 (the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger) as follows:

Source of Calendar Year 2016 Estimated Revenue	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Common Stock ($)
April Case A	4.5x – 5.5x	21.42 – 25.21
April Case B	4.0x – 5.0x	19.07 – 22.76
April Case C	3.5x – 4.5x	16.73 – 20.28
Street Case	3.5x – 4.5x	16.75 – 20.31

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which provides insight into the potential future equity value of a company as a function of the company’s estimated future revenues. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value using the management cases, Morgan Stanley used calendar year 2018 revenue projections provided by the Company’s management. In addition, Morgan Stanley reviewed a street case, which is based on a Wall Street research report dated April 24, 2016. Based upon the application of its professional judgment and experience, Morgan Stanley applied a range of revenue multiples to these estimates and applied a discount rate of 10.8%, which rate was used based on the Company’s estimated cost of equity as of April 27, 2016.

The following table summarizes Morgan Stanley’s analysis:

Source of Calendar Year 2018 Estimated Revenue	Comparable Company Representative Multiple Ranges	Implied Value Per Share of Common Stock ($)
April Case A	4.0x – 5.0x	27.98 – 33.34
April Case B	3.5x – 4.5x	23.70 – 28.70
April Case C	3.0x – 4.0x	19.15 – 23.63
Street Case	3.0x – 4.0x	18.12 – 22.47

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which provides an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per share for Common Stock based on a discounted cash flow analysis to value the Company as a stand-alone entity. Morgan Stanley utilized estimates from the management cases and the street case for purposes of its discounted cash flow analysis, as more fully described below.

Morgan Stanley first calculated the estimated unlevered free cash flow which Morgan Stanley defined as adjusted earnings before interest, taxes, depreciation and amortization, less (1) stock-based compensation expense, (2) taxes, and (3) capital expenditures, and less or plus, as applicable, (4) changes in working capital. The management case estimates through 2019 were based on projections prepared by the Company’s management, and the estimated unlevered free cash flow for calendar years 2020 through 2024 were based on extrapolations of such estimates discussed with and approved by the Company’s management. The street case estimates through 2017 were based on a publicly available Wall Street research report dated April 24, 2016, and the estimated unlevered free cash flow for calendar years 2018 through 2024 were based on extrapolations discussed with and approved by the Company’s management. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2016 through 2024. Morgan Stanley also calculated the present value of the Company’s net operating loss tax benefits. Based on the perpetual growth rates ranging from 1.5% to 3.5% selected based upon the application of its professional judgment and experience, Morgan Stanley calculated terminal values in the year 2024. The free cash flows and terminal values were discounted to present values as of March 31, 2016 at a discount rate of 10.8%, which discount rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital as of April 27, 2016.

Based on the Company’s cash balance as reflected in the Company’s March 31, 2016 balance sheet and the outstanding shares of Common Stock on a fully-diluted basis (including outstanding options, warrants and restricted stock units) as provided by the Company’s management on April 25, 2016, Morgan Stanley calculated the estimated implied value per share of Common Stock as of March 31, 2016 as follows:

Implied Value Per Share of Common Stock ($)
April Case A	29.16 – 33.13
April Case B	23.95 – 27.08
April Case C	19.48 – 21.88
Street Case	17.04 – 19.07

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

Precedent Transactions Analysis.

Morgan Stanley performed a precedent transactions analysis, which implies a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for select technology distributor transactions occurring between 2010 and April 27, 2016 (the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger). Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Merger, most notably because the transactions involved similar companies in the software and payments industry. The following is a list of the software and payments transactions reviewed (Target / Acquiror):

Acme Packet Inc. / Oracle Corporation

ArcSight Inc. / Hewlett Packard Enterprise Company

Ariba Inc. / SAP SE

Art Technology Group, Inc. / Oracle Corporation

Autonomy Corporation PLC / Hewlett Packard Inc.

Blackboard Inc. / Providence Equity Partners

Concur Technologies, Inc. / SAP SE

Cvent, Inc. / Vista Equity Partners

CyberSource Corp / Visa, Inc.

DataCash Group / MasterCard, Inc.

Deltek, Inc. / Thoma Bravo, LLC

Eclipsys Corporation / Allscripts–Misys Healthcare Solutions, Inc.

Eloqua, Inc. / Oracle Corporation

Epicor Software Corporation / Apax Partners, Inc.

ExactTarget. Inc. / salesforce.com, inc.

Informatica Corp / Permira Advisers Ltd.

Interactive Data Corporation / Investor Group

JDA Software Group, Inc. / Red Prairie Corporation

Kenexa Corporation / International Business Machines Corporation

Lawson Software, Inc. / Investor Group

McAfee, Inc. / Intel Corporation

Misys PLC / Vista Equity Partners

MModal Inc. / One Equity Partners

Novell, Inc. / The Attachmate Group, Inc.

Phase Forward, Inc. / Oracle Corporation

Quest Software, Inc / Dell Inc.

Radiant Systems, Inc. / NCR Corporation

Responsys, Inc. / Oracle Corporation

Retalix Ltd. / NCR Corporation

RightNow Technologies Inc. / Oracle Corporation

S1 Corporation / ACI Worldwide, Inc.

SkillSoft PLC / Investor Group

Sonic Solutions LLC / Rovi Corporation

SonicWALL LLC / Dell Inc.

SonicWALL Inc. / Investor Group

SuccessFactors Inc. / SAP SE

Sybase Inc. / SAP SE

Taleo Corporation / Oracle Corporation

Xoom Corporation / PayPal, Inc.

For the transactions listed above, Morgan Stanley noted the aggregate value of the transaction as a multiple to the next twelve months revenue, based on publicly available information and Wall Street research dated April 24, 2016.

Morgan Stanley also reviewed 105 precedent transactions occurring between 2011 and April 13, 2016, which involved U.S. publicly listed companies in the technology sector and which had a transaction value of greater than $250 million and all-cash consideration. For these transactions, Morgan Stanley noted the distributions of the following financial statistics, where available: (1) the implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (2) the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news); and (3) the implied premium to the acquired company’s last 52-week high share price prior to announcement (or the last 52-week high share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistics	Representative AV to Estimated NTM Revenue Multiple Ranges	Implied Value Per Share of Common Stock ($)
Source of CY 2016 Estimated Revenue
April Case A	5.5x – 6.5x	25.21 – 28.97
April Case B	5.0x – 6.0x	22.76 – 26.42
April Case C	4.0x – 5.0x	18.51 – 22.05
Street Case	4.0x – 5.0x	18.53 – 22.09

Premia	25th to 75th Percentile Ranges
Premium to 1-Day Prior Closing Share Price	20% – 49%	23.80 – 29.57
Premium to 30-Day Average Closing Share Price	24% – 51%	23.25 – 28.46
Premium to 52 Week High Share Price	(4%) – 10%	29.27 – 33.60

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the consideration for the Offer and the Merger, but one of many factors Morgan Stanley considered.

Illustrative Leveraged Buyout Analysis.

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might analyze a leveraged buyout of the Company. Morgan Stanley utilized April Case B, April Case C, and the Street Case in performing this analysis, which cases Morgan Stanley selected, upon application of its professional judgment and experience, as the cases in which a financial sponsor would be more likely to analyze a leveraged buyout of the Company. Morgan Stanley assumed a transaction date of June 30, 2016, and a five-year investment period ending on June 30 of 2021. Morgan Stanley also assumed (i) a multiple of 4.00x of total debt to the Company’s 2016 estimated EBITDA, (ii) an interest rate on such debt of 10.0%, (iii) that the sponsor would pay $25 million in fees at entry, (iv) an exit multiple of 12x of aggregate value to last twelve month EBITDA, (v) a target range of annualized internal rates of return for the financial sponsor of 20% to 25%, and (vi) that the sponsor would own 90% of equity at exit. For April Case B and April Case C, Morgan Stanley estimated corporate aggregate value on June 30, 2016, based on the projected June 30, 2016 balance sheet for each case provided by management, and using information provided by management regarding the total shares outstanding, restricted stock units, warrants, and stock options as of April 25, 2016. For the Street Case, Morgan Stanley estimated corporate aggregate value on June 30, 2016, based on the projected June 30, 2016 balance sheet in Wall Street research dated April 24, 2016. Morgan Stanley selected the leverage multiple, financing terms, exit multiple, target internal rate of return, sponsor exit ownership, and advisory fees based upon the application of its professional judgment and experience.

The following table summarizes Morgan Stanley’s analysis:

Source of Financial Projections	Hypothetical Sponsor Required IRR	Exit AV/LTM EBITDA Multiple	Implied Value Per Share of Common Stock ($)
April Case B	20.0%-25.0%	12.0x	18.81 – 21.96
April Case C	20.0%-25.0%	12.0x	16.40 – 19.04
Street Case	20.0%-25.0%	12.0x	12.77 – 14.87

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

Other Information.

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Special Committee including the following information described under the sections titled “Trading Range” and “Equity Research Analysts’ Future Price Targets.”

Trading Range.

Morgan Stanley noted the trading range with respect to the historical share prices of Common Stock. Morgan Stanley reviewed the range of closing prices of Common Stock for various periods ending on April 27, 2016 (the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger). Morgan Stanley observed the following:

Period Ending April 27, 2016	Range of Trading Prices ($)
Last 12 Months	13.23 – 30.59

Morgan Stanley noted that the consideration to be received by holders of shares of Common Stock (other than the excluded shares) pursuant to the Merger Agreement is $26.00 per share.

Morgan Stanley observed that the Common Stock closed at $19.89 on April 27, 2016 (the last full trading day prior to the meetings of the Special Committee and the Company’s board of directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger). Morgan Stanley noted that the consideration per share of Common Stock of $26.00 pursuant to the Merger Agreement reflected a 30.7% premium to the closing price per share of Common Stock on April 27, 2016, a 38.2% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including April 27, 2016, and a 15% discount to the highest closing price per share of Common Stock for the twelve months prior to and including April 27, 2016.

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed future public market trading price targets for Common Stock prepared and published by equity research analysts from February 24, 2016 to April 24, 2016. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of Common Stock. The range of undiscounted analyst price targets for Common Stock was $14.00 to $25.00 per share. The range of analyst price targets per share for Common Stock discounted for one year at a rate of 10.8%, such discount rate selected by Morgan Stanley upon the application of its professional judgment to reflect the Company’s cost of equity as of April 27, 2016, was $12.64 to $22.57 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Common Stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General.

In connection with the review of the Offer and the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Common Stock (other than excluded shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated April 27, 2016, to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The consideration to be received by the holders of shares of Common Stock (other than excluded shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Oracle and was approved by the Special Committee and the Company’s board of directors. Morgan Stanley provided advice to the Special Committee during these negotiations but did not, however, recommend any specific consideration to the Company or the Special Committee, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of the Company should tender shares into the Offer, or take any other action in connection with the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the Special Committee and the Company’s board of directors was one of many factors taken into consideration by the Special Committee and the Company’s board of directors in (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approving and adopting the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolving to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee and the Company’s board of directors with respect to the consideration pursuant to the Merger Agreement or of whether the Special Committee and the Company’s board of directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Special Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Oracle and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Special Committee with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the Offer and the Merger, and we have agreed to pay Morgan Stanley a fee of approximately $12.7 million for its services, approximately $11.6 million of which is contingent upon the closing of the Merger and $1.1 million of which has already been paid following the execution of the Merger Agreement. We have also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, we have agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the three years prior to the date of its opinion, Morgan Stanley has provided financial advisory services for the Company for which it was paid approximately $100,000. In the period from April 25, 2012 to April 25, 2016, the Institutional Securities Group of Morgan Stanley, the parent holding company (which we refer to as Morgan Stanley ISG), provided services to Oracle for which it was paid approximately $3.7 million. The services that Morgan Stanley ISG provided to Oracle to earn these fees included debt underwriting and providing other miscellaneous financing services. Morgan Stanley may seek to provide financial advisory and financing services to Oracle, Parent and the Company and respective affiliates in the future and would expect to receive fees for the rendering of these services.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all outstanding shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

See “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” above for a description of the Company’s engagement with Morgan Stanley & Co. LLC.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

During the past 60 days prior to the date of this Statement, except for the scheduled vesting of Equity Awards and the issuances of shares of Common Stock and withholding by the Company of shares of Common Stock with respect to income taxes related to such vesting in accordance with the terms of the Equity Awards, no transactions with respect to the shares of Common Stock have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Golden Parachute Compensation

Background

In this Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and the Company or Oracle concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into the Sheehan Employment Agreement and the Kelly Employment Agreement (together, the “Employment Agreements”) that provide for change in control benefits to Ms. Sheehan and Mr. Kelly. The terms and conditions of these employment agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements,” and incorporated herein by reference. In addition, on February 8, 2016, the Company awarded cash bonus opportunities to Ms. Sheehan and Mr. Kelly in the amount of $252,000 and $217,000, respectively, payable on September 15, 2016, so long as the executive has not voluntary terminated his or her employment with the Company before that date other than for “good reason,” as defined in his or her employment agreement (each, a “CEO Succession Cash Award”).

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Sheehan Employment Agreement and the Kelly Employment Agreement, pursuant to which Ms. Sheehan and Mr. Kelly may become entitled to receive certain payments and benefits. In addition, the CEO Cash Succession Awards provide for the vesting of the awards if the executive resigns for Good Reason prior to September 15, 2016.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on May 9, 2016, (ii) each applicable named executive officer incurs a termination of his or her employment without “good cause” or for “good reason” on the date immediately following the change of control, (iii) the Offer Price is $26.00 per Share, and (iv) the Employment Agreements would cause the unvested Options and Restricted Stock Units of the named executive officers to vest. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements.”

Under the Employment Agreements, the Company has the right to reduce any payments to the executive in the event that any payments that would otherwise be made pursuant to the Employment Agreement or any other agreement between the Company and the executive would be subject to the excise tax imposed pursuant to Sections 280G and 4999 of the Code by reason of being contingent on a change in control. However, the Company will only have the right to reduce such payments if, as a result of such reduction, the executive would receive a net after-tax payment amount that is greater than the amount the executive would receive if no reductions were made and the executive had to pay such excise tax. The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on any of the payments and benefits shown below.

The following table summarizes the value of benefits payable to Ms. Sheehan and Mr. Kelly pursuant to the arrangements described above, using ordinary rounding principles (all amounts shown below in dollars) and assuming that a change of control occurred on May 9, 2016 and that each named executive officer incurred a termination of his or her employment without “good cause” or for “good reason” immediately following the change of control:

Name	Cash (2)	Equity(3)	Perquisites/ Benefits(4)	Total
Jillian Sheehan (1)	1,544,000	4,087,632	73,575	5,705,207
David Kelly (1)	1,322,000	2,781,089	73,575	4,176,664

(1)	Each of Ms. Sheehan’s and Mr. Kelly’s employment agreements specifies that, if the Company terminates the executive’s employment other than for cause, or he or she terminates for good reason, in each case during the 24 month period following a change in control of the Company, and conditioned upon the executive’s execution of a release of claims, the executive will receive (a) salary continuation for 24 months, (b) a bonus payment for the year of termination equal to two times the greater of the target bonus for the year of termination or the average bonus received for the last three completed fiscal years prior to the year of termination, (c) 24 months of medical, dental and vision coverage at the same cost to the executive as in effect on the day of his or her termination, (d) vesting of any outstanding equity and equity-based awards (other than awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Code) and an extended period following termination of employment in which to exercise Options (the lesser of 24 months following or the expiration of the Option) and (e) outplacement services with a value not to exceed $25,000. The definition of “good reason” is set forth in the employment agreements and described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements,” In addition, on February 8, 2016, the Company awarded cash bonus opportunities (the CEO Succession Cash Awards described above) to Ms. Sheehan and Mr. Kelly in the amount of $252,000 and $217,000, respectively, payable on September 15, 2016, so long as the executive has not voluntary terminated his or her employment with the Company before that date other than for “good reason,” as defined in his or her employment agreement. Under the employment agreements, the Company has the right to reduce any payments to the executive in the event that any payments that would otherwise be made pursuant to the employment agreement or any other agreement between the Company and the executive would be subject to the excise tax imposed pursuant to Sections 280G and 4999 of the Code by reason of being contingent on a change in control. However, the Company will only have the right to reduce such payments if, as a result of such reduction, the executive would receive a net after-tax payment amount that is greater than the amount the executive would receive if no reductions were made and the executive had to pay such excise tax.

(2)	Consists, in each case, of (a) salary continuation for 24 months, (b) a bonus payment for the year of termination equal to two times the greater of the target bonus for the year of termination or the average bonus received for the last three completed fiscal years prior to the year of termination, and (c) the executive’s CEO Succession Cash Award.
(3)	Does not include Options for which the exercise price exceeds the Offer Price of $26.00 per Share, which will be cashed out without any payment to the Option holder.
(4)	Consists, in each case, of (a) 24 months of medical, dental and vision coverage at the same cost to the executive as in effect on the day of his or her termination valued at $48,575, and (b) outplacement services estimated at $25,000, the maximum allowance for outplacement services under the employment agreements.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (1) did not tender their Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined by such court to be fair value (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is effected pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of Section 262 is attached hereto as Annex II. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to strict compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, at the beginning of June 10, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was May 12, 2016). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Written Demand by the Holder

All written demands for appraisal should be addressed to Textura Corporation, 1405 Lake Cook Road, Deerfield, Illinois 60015, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service is made to file with the Delaware Register in Chancery a duly verified list (“Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that the Delaware Register in Chancery give notice of the time and place fixed for the hearing on the petition to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (1) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (2) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Statement.

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other action of, the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement or take any other action, in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on May 6, 2016, Oracle and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City time on May 23, 2016. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which the Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company supplying the requested information, the Company is required to respond to the request with a reasonable amount of time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or Oracle to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

We and Oracle also conduct business outside of the United States, and determined that an antitrust notification will be made to the Austrian Antitrust Authority. Under the Austrian antitrust law, the purchase of Shares pursuant to the Offer and the Merger may not be completed until the expiration of a four weeks waiting period following the complete filing of a notification concerning the Offer (and the Merger) with the Austrian Antitrust Authority , unless the waiting period is earlier terminated. This waiting period can be extended by 2 weeks in case the Purchaser requests such extension. The notification concerning the Offer and the Merger was submitted with the Austrian Antitrust Authority on May 6, 2016.

Under the Austrian Antitrust law, the required waiting period will expire if the Austrian Antitrust Authority has not decided to open a “Phase II” investigation within such 4 week (or in case of an extension requested by the Purchaser of 6 weeks) period. If a Phase II investigation is undertaken, the waiting period with respect to the Offer could be extended for an additional period of 5 months (or 6 months if requested by the Purchaser).

If either of the waiting periods expires on an official holiday in Austria, the waiting period will be extended until 11:59 p.m. Central European Time of the next day that is not an official holiday in Austria.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, we and Oracle believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor Oracle can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

Company Management Projections

In connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Morgan Stanley’s opinion described under “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” Morgan Stanley and our Board were provided with certain non-public, unaudited, stand-alone financial forecasts for the Company, which are described below and which we refer to as the “Management Projections.” Forecasts under three different scenarios for years ranging from 2016 to 2019 were prepared by the Company’s management and provided to Morgan Stanley and our Board in April 2016. The Management Projections prepared in April 2016 superseded in their entirety certain non-public, unaudited, stand-alone financial forecasts for the Company under three different scenarios for years ranging from 2015 to 2019, which were prepared by the Company’s management and provided to Morgan Stanley and our Board in November 2015. The projections prepared in November 2015 are also described below and are referred to as the “November 2015 Projections”. The November 2015 Projections were not relied upon by the Special Committee or the Board in connection with its evaluation of the Offer and the Merger or by Morgan Stanley in connection with the rendering of its fairness opinion. The Special Committee and the Board relied upon the Management Projections in connection with the evaluation of the Offer and the Merger, and Morgan Stanley relied upon the Management Projections in connection with the rendering of its fairness opinion.

The Management Projections and the November 2015 Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Management Projections or the November 2015 Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Management Projections or the November 2015 Projections.

The Management Projections and the November 2015 Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond the Company’s control. The Management Projections and the November 2015 Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results under any of the scenarios presented will be realized or that actual results will not be significantly higher or lower than forecasted in any of the scenarios. The Management Projections and the November 2015 Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Management Projections and the November 2015 Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Projections and the November 2015 Projections also reflect assumptions as to certain business decisions that are subject to change. The Management Projections and the November 2015 Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Oracle, Parent, Purchaser, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Projections or the November 2015 Projections described below.

The Management Projections and the November 2015 Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. The Company’s management’s internal financial forecast, upon which the Management Projections and the November 2015 Projections were based, are subjective in many respects. As a result, the inclusion of the Management Projections and the November 2015 Projections in this Statement should not be relied on as necessarily predictive of actual future events.

The Management Projections and the November 2015 Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “—Forward-Looking Statements” below.

The information from the Management Projections and the November 2015 Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections and the November 2015 Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Management Projections or the November 2015 Projections described in this Statement.

The Management Projections and the November 2015 Projections set forth below are not being included in this Statement to influence your decision whether to tender your Shares in the Offer or because the Company believes they are material or because the Company believes they are a reliable prediction of actual future results. The Company viewed it as appropriate to update the November 2015 Projections from November to the Management Projections in April in light of the completion of two additional quarters of historical financial results, as well as updated views concerning the longer-term trends facing the Company, in particular slowing growth for the Company’s existing solutions and less predictability into when various early stage initiatives will begin to provide meaningful results to the Company.

The November 2015 Projections and the Management Projections prepared are each presented under three scenarios. April Case A and November Case A present aggressive scenarios that the Company’s viewed as possible to attain, but not probable, based on information available at the time the cases were prepared, and assumes future growth in the Company’s existing solutions does not begin to slow significantly for several years and then slows at a lower rate than assumed when preparing the earnings outlook and that the Company’s early stage initiatives are successful in generating revenue in 2016 and increasing in each year thereafter. April Case B and November Case B present the Company’s views as to the outcome the Company was most probable to attain based on information available at the time the cases were prepared, and assumes future growth in the Company’s existing solutions slows at a lower rate and over a longer period than assumed when preparing the earnings outlook and that the Company’s early stage initiatives begin experiencing some success earlier than assumed when preparing the earnings outlook. April Case C and November Case C present the Company’s views based on the earnings outlook it had most recently made publicly available at the time the cases were prepared.

Management Projections

(dollars in millions)

April Case A	(dollars in millions)
	2016E	2017E	2018E	2019E
Revenue	$116.0	$155.7	$203.8	$265.0
Growth %	33.8%	34.2%	30.9%	30.0%
Adjusted EBITDA(1)	$22.3	$36.5	$57.5	$92.2
Margin %	19.2%	23.4%	28.2%	34.8%

April Case B	(dollars in millions)
	2016E	2017E	2018E	2019E
Revenue	$112.6	$147.2	$189.3	$237.5
Growth %	29.8%	30.7%	28.6%	25.5%
Adjusted EBITDA(1)	$21.6	$34.5	$53.4	$82.6
Margin %	19.2%	23.4%	28.2%	34.8%

April Case C	(dollars in millions)
	2016E	2017E	2018E	2019E
Revenue	$108.3	$135.4	$167.8	$206.4
Growth %	24.9%	25.0%	23.9%	23.0%
Adjusted(1)	$20.7	$31.7	$47.3	$71.7
Margin %	19.1%	23.4%	28.2%	34.7%

November 2015 Projections

November Case A	(dollars in millions)
	2015E	2016E	2017E	2018E	2019E
Revenue	$87.0	$121.8	$169.2	$228.5	$308.5
Growth %	38.2%	40.0%	38.9%	35.0%	35.0%
Adjusted EBITDA(1)	$10.3	$23.6	$44.3	$75.2	$123.1
Margin %	11.8%	19.3%	26.2%	32.9%	39.9%

November Case B	(dollars in millions)
	2015E	2016E	2017E	2018E	2019E
Revenue	$87.0	$117.1	$158.1	$208.0	$270.4
Growth %	38.2%	34.6%	35.0%	31.6%	30.0%
Adjusted EBITDA(1)	$10.3	$22.6	$37.3	$59.0	$94.4
Margin %	11.8%	19.3%	23.6%	28.4%	34.9%

November Case C	(dollars in millions)
	2015E	2016E	2017E	2018E	2019E
Revenue	$87.0	$113.1	$147.0	$185.4	$231.8
Growth %	38.2%	30.0%	30.0%	26.1%	25.0%
Adjusted EBITDA(1)	$10.3	$19.8	$32.6	$48.6	$66.8
Margin %	11.8%	17.5%	22.2%	26.2%	28.8%

(1)	Adjusted EBITDA refers to the Company’s net income before interest, taxes, depreciation and amortization adjusted for share-based compensation expense, asset impairment expense, severance expense and acquisition-related and other expenses.

Only the projections labeled April Case A and November Case A were provided to Oracle.

No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information under any of the three scenarios for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information under any of the scenarios will be an accurate prediction of future events, and they should not be relied on as such. Except to the extent required by federal securities laws, neither the Company nor any of its affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Forward-Looking Statements

This Statement contains ‘‘forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended (the ‘‘Exchange Act”), relating to our operations, financial results, financial condition, business prospects, growth strategy, liquidity and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Words such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions are used to identify these forward-looking statements.

These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. For a more detailed discussion of these factors, see the information under the heading ‘‘Risk Factors” included in the Company’s reports filed on Form 10-K. Except as required by the law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase, dated May 12, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement dated May 12, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(i)	Opinion of Morgan Stanley & Co. LLC to the board of directors of Textura Corporation, dated April 27, 2016 (incorporated by reference to Annex I to this Schedule 14D-9).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Textura Corporation, on April 28, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Textura Corporation, with the SEC on April 29, 2016).

(a)(5)(ii)	Press Release issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on April 29, 2016).

(a)(5)(iii)	General Presentation issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on April 29, 2016).

(a)(5)(iv)	FAQ issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on April 29, 2016).

(a)(5)(v)	Customer and Partner Letter issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on April 29, 2016).

(e)(1)	Agreement and Plan of Merger among Textura Corporation, OC Acquisition LLC, Tulip Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain sections thereof) Oracle Corporation, dated April 28, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Textura Corporation with the SEC on April 29, 2016).

(e)(2)	Confidentiality Agreement, dated as of December 21, 2015, between Textura Corporation and Oracle Corporation.

(e)(3)	Exclusivity Agreement, dated as of April 18, 2016, between Textura Corporation and Oracle Corporation.

Exhibit No.	Document

(e)(4)(i)	Tender and Support Agreement among OC Acquisition LLC, Tulip Acquisition Corporation, Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2 and Northwater Intellectual Property Fund L.P. 3A, dated April 28, 2016 (incorporated by reference to Exhibit 3 to the Amendment No. 2 to Schedule 13D filed with the SEC on April 29, 2016).

(e)(4)(ii)	Tender and Support Agreement among OC Acquisition LLC, Tulip Acquisition Corporation and David Patterson, dated April 28, 2016 (incorporated by reference to Exhibit 4 to the Amendment No. 2 to Schedule 13D filed with the SEC on April 29, 2016).

(e)(4)(iii)	Form of Tender and Support Agreement among OC Acquisition LLC, Tulip Acquisition Corporation and certain directors and officers of the Company

(e)(5)(i)	Restated Certificate of Incorporation of Textura Corporation (incorporated by reference to Exhibit 3.1 to Textura Corporation’s Registration Statement on Form S-1/A (File No. 333-187745) filed on June 5, 2013).

(e)(5)(ii)	Amendment to Certificate of Incorporation of Textura Corporation (incorporated by reference to Exhibit 3.3 to Textura Corporation’s Registration Statement on Form S-1/A (File No. 333-187745) filed on May 28, 2013).

(e)(6)	Amended and Restated Bylaws of Textura Corporation (incorporated by reference to Exhibit 3.4 to Textura Corporation’s Registration Statement on Form S-1/A (File No. 333-187745) filed on April 26, 2013).

(e)(7)(i)	Textura Corporation Stock Incentive Plan, as amended and restated effective as of January 1, 2009 (incorporated by reference to Exhibit 10.1 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on April 5, 2013).

(e)(7)(ii)	Textura Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on April 26, 2013).

(e)(8)(i)	Form of Option Agreement (incorporated by reference to Exhibit 10.3 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on April 26, 2013).

(e)(8)(ii)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on April 26, 2013).

(e)(9)(i)	Letter Agreement of David Habiger, dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to Textura Corporation’s Current Report on Form 8-K/A filed on May 6, 2015).

(e)(9)(ii)	Form of Executive Officer Employment Agreement (incorporated by reference to Exhibit 10.16 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on April 5, 2013).

(e)(10)	Form of Indemnification Agreement with Directors and Executive Officers (incorporated by reference to Exhibit 10.28 to Textura Corporation’s Registration Statement on Form S-1 (File No. 333-187745) filed on May 17, 2013).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textura Corporation

By:	/s/ David Habiger
Name:	David Habiger
Title:	Chief Executive Officer
Date:	May 12, 2016

Annex I

Opinion of Morgan Stanley & Co. LLC

April 27, 2016

Special Committee of the Board of Directors

Textura Corporation

1405 Lake Cook Road

Deerfield, Illinois 60015

Members of Special Committee of the Board:

We understand that Textura Corporation (the “Company”), OC Acquisition LLC (“Parent”), Tulip Acquisition Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”), and, solely with respect to the performance of its obligations set forth in Sections 3.06, 10.07, 10.08 and 10.15, Oracle Corporation (the “Ultimate Parent”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 27, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $26.00 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding share of the Company Common Stock, other than shares (i) held by the Company as treasury stock, (ii) held by the Ultimate Parent, Parent or Acquisition Sub, (iii) held by any subsidiary of the Company and (iv) held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the Delaware General Corporation Law (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares and shares held by Northwater Capital Management Inc. and its affiliated investment funds (collectively, “Northwater”)) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with the management of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company, the Ultimate Parent and Parent and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed relating to the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares and shares held by Northwater) in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement by the parties thereto and the substantial remainder of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory services to the Company and financing services to the Ultimate Parent and its affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Ultimate Parent and its affiliates and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Ultimate Parent and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Schedule 14D-9 filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction. Our opinion does not address the relative merits of the Tender Offer and the Merger as compared to any other alternative business transaction or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including without limitation, as to whether the stockholders of the Company should tender their shares in the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares and shares held by Northwater) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Owen M. O’Keeffe
Owen M. O’Keeffe Managing Director

Annex II

Appraisal Rights

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.